SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

             Certification and Notice of Termination of Registration
              under Section 12(g) of the Securities Exchange Act of
                       1934 or Suspension of Duty to File
   Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 333-81837

                        The Doty Agency, Inc. 401(k) Plan
             (Exact name of registrant as specified in its charter)

                          German American Bank, Trustee
                            711 Main Street, Box 810
                           Jasper, Indiana 47546-3042
                                  812-482-1314

               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                 Common shares, German American Bancorp, no par
                value (Title of each class of securities covered
                                  by the Form)

                                      None
                  (Title of all other classes of securities for
                       which a duty to file reports under
                         section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

            Rule 12g-4(a)(1)(i) [   ]       Rule 12h-3(b)(1)(ii)  [   ]
            Rule 12g-4(a)(1)(ii)[   ]       Rule 12h-3(b)(2)(i)   [   ]
            Rule 12g-4(a)(2)(i) [   ]       Rule 12h-3(b)(2)(ii)  [   ]
            Rule 12g-4(a)(2)(ii)[   ]       Rule 15d-6            [ X ]
            Rule 12h-3(b)(1)(i) [   ]

Approximate number of holders of record as of the certification or notice date: one.

This form is filed to report the suspension of the registrant's duty to file reports as a result of the merger of the registrant into the German American Bancorp Employees' Profit Sharing Plan effective June 1, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the German American Bancorp Employees' Profit Sharing Plan, as successor by merger to The Doty Agency, Inc. 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                THE GERMAN AMERICAN BANCORP EMPLOYEES'
                                PROFIT SHARING PLAN

                                GERMAN AMERICAN BANK, TRUSTEE


                                By:  /s/ Bonnie S. Hochgesang
                                     -------------------------------------------
                                     Bonnie S. Hochgesang, AVP & T.O.

Date:  June 26, 2001